

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2022

Dennis L. Higgs
President
Austin Gold Corp.
1021 West Hastings Street, 9th Floor
Vancouver, BC
Canada V6C 0C3

Austin Gold Corp.

> **Re: Austin Gold Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 14, 2022**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed April 22, 2022**
> **File No. 333-260404**

Dear Mr. Higgs:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2022 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed April 14, 2022

Report of Independent Registered Public Accounting Firm, page F-4

1. In the second paragraph, we note your independent auditor's opinion stating that "the consolidated financial statements present fairly….and the period then ended in conformity with International Financial Reporting Standards." Please have your auditor revise the report to specify the appropriate period, as indicated in the first paragraph, and to clarify

whether it meant to express in conformity with IFRS as issued by the International Accounting Standards Board (IASB), as indicated on pages F-3 and F-9.

<u>Exhibit 23.1 - Consent of Independent Auditor, page II-7</u>

2.   The consent from your independent auditor references the previous audit report dated April 9, 2021 instead of the new report dated March 15, 2022. Please obtain and file a new consent that references the correct audit report.

<u>Amendment No. 6 to Registration Statement on Form S-1 filed April 22, 2022</u>

<u>General</u>

3.   We note that your forum selection provision identifies the Supreme Court of British Columbia, Canada and the appellate Courts therefrom as the exclusive forum for certain litigation, including any "derivative action." If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in Exhibit 3.2 states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551- 3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Brenkert